EXHIBIT 3

Amendment of the By-laws


ARTICLE III, SECTION 2:  NUMBER AND QUALIFICATION OF
DIRECTORS

The authorized number of Directors shall be not less than five nor more than nine; provided, however, whenever the corporation has fewer than (3) three shareholders, the minimum number of Directors shall be equal to the number of shareholders. The exact number of authorized Directors shall be six until changed, within the limits specified above, by an amendment to this section duly adopted by the board of directors or by the shareholders. The maximum or minimum number of Directors cannot be changed, nor can a fixed number be substituted for the maximum and minimum numbers, except by approval of the outstanding shares, as defined in Section 152 of the Code. Any amendment of the By-laws or Articles that would reduce the minimum number to a number less than five (5), however, cannot be adopted if the votes cast against its adoption a shareholders' meeting or the shares not consenting to an action by written consent are equal to more than sixteen and two-thirds percent (16-2/3%) of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized Directors to a number greater than two times the stated minimum number minus one.